ROBERTSON & WILLIAMS

Attorneys and Counselors At Law

3033 N.W. 63rd Street, Suite 200

Oklahoma City, Oklahoma 73116-3607

(405) 848-1944 * Fax (405) 843-6707

August 29, 2005

Mark P. Shuman

Branch Chief - Legal

Securities and Exchange Commission

Washington, D.C. 20549

                                Re:        Revelstoke Industries, Inc

                                             Registration Statement on Form SB-2 filed February 17, 2005

                                             Amendment No. 1 to Registration Statement filed May 13, 2005

                                             File No. 333-122862

Dear Mr. Shuman:

        Transmitted herewith for electronic filing with the Securities and Exchange Commission (the "Commission") is one complete copy of Amendment No. 1 ("Amendment No. 1") to the Form SB-2 Registration Statement of Revelstoke Industries, Inc. (the "Company"), File No. 333-122862, including exhibits, signed in accordance with the regulations and marked to show the changes from the Registration Statement as originally filed with the Commission on February 17, 2005. Our firm has been asked by the Company to assist them in ths Registration due to Mr. Chris Dietrich's other commitments.

        In response to your comment latter dated June 10, 2005, we have the following responses. The numbered responses correspond to your comments, taken in numerical order.

Registration Statement Facing Page

Comment No. 1

The Delaying Amendment language from Rule 473(a) is at the bottom of the cover page of the amendment.

Prospectus Cover Page

Comment No. 2

 The Cover Page of the Prospectus has been revised to include the information required under Item 501 of Regulation SB.

Comment No. 3

Disclosure has been modified to state there is no minimum number of shares that must be sold to complete the Offering.

Comment No. 4

The disclosure on the cover page and under "use of proceeds" has been corrected to reflect that offering expenses of $10,000 will be taken out of the offering proceeds.

Comment No. 5

Requested changes concerning defined terms have been made throughout the Prospectus.

Prospectus Summary, page 3

Comment No. 6

Telephone number included.

Comment No. 7

Internet address included.

The Offering, page 3

Comment No. 8

The "shares offered" discussion has been clarified.

Comment No. 9

The "Use of Proceeds" summary has been changed to include a discussion of consequences if all the shares are not sold.

Risk Factors, page 5

Comment No. 10

Headings have been revised per comment.

Comment No. 11

The "Risk Factors" have been reviewed and changes made in response to the comment.

Competition, page 7

Comment No. 12

    The "Competition" Risk Factor has been changed in response to the comment.

Industry Uncertainty, page7

Comment No. 13

The risk has been re-titled "Demand for New Construction" and better describes the risk as it impacts the Company's business.

Facilities, page 8

Comment No. 14

The "Facilities" Risk Factor has been rewritten to address the specific risk.

Dilution, page 9

Comment No. 15

Please note the "Dilution" Section found at page 18 of the Prospectus.

Use of Process, page 11

Comment No. 16

The "Use of Proceeds" Section has been rewritten to address the comment concerning additional disclosure on what items are covered in the use. There is further discussion concerning reductions if not all shares are sold.

Selling Stockholders, page 11

Comment No. 17

Please note that the Sections have been re-ordered to follow a more standard format. The "Selling Shareholders" Section can now be found at page 18. This section has been revised to address the comment.

Plan of Distribution, page 14

Comment No. 18

The "Plan of Distribution" can now be found beginning at page 20. The disclosure has been substantially revised to address the comment. This will confirm the Company is not intending to conduct an at the market offering on a continuous or delayed basis.

Comment No. 19

Please see the disclosure in the first paragraph beginning on page 20 on why the officers and directors are not to be construed as brokers.

Comment No. 20

The officers and directors will be selling the Company shares. The disclosure has been modified to reflect the shareholders may sell their own shares in negotiated transactions but that the registration of the shares on the NASDAQ Bulletin Board will not be completed until the Company's shares are sold.

Comment No. 21

The language concerning the indemnity has been removed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Comment No. 22

This Section is now at page 10. The disclosure has been revised to provide the information required by Item 303(a).

Description of Business, page 19

Comment No. 23

This Section now begins at page 12. The statement has been deleted.

Comment No. 24

 The Alantic list of services (now on page 13) has been revised to reconcile the inconsistent statements.

Comment No. 25

The first paragraph under "Market and Industry Analysis" has been deleted.

Comment No. 26

The reference to "Development Opportunities" has been deleted.

Comment No. 27

The "Regulation" Section discussion has been expanded to elaborate on specific regulations.

Comment No. 28

The "Facilities" discussion has been modified to address current plans and to elaborate on new location selection.

Management, page 22

Comment No. 29

The disclosure has been modified to reflect their positions held since inception.

Comment No. 30

The reference to the size and success of the other company has been deleted.

Executive Compensation, page 24

Comment No. 31

The disclosure required by Item 402 has been disclosed.

Certain Relationships and Related Transaction, page 24

Comment No. 32

Additional disclosure has been made concerning related transactions as required by Item 404(a).

Comment No. 33

Additional disclosure has been made concerning related transactions as required by Item 404(d).

Legal Matters, page 28

Comment No. 34

The legal matters disclosure has been added to the end of the "DESCRIPTION OF BUSINESS" Section at page 16.

Comment No. 35

The "LEGAL MATTERS" Section at page 24 refers to counsel's opinion.

Experts, page 28

Comment No. 36

The "EXPERTS" Section has been changed to address this comment.

Prospectus Back Cover Page

Comment No. 37

The back cover has been changed to conform to the requirements of Item 502(b) of S-B.

Auditor's Report, page 30

Comment No. 38

The auditors letter has been changed to conform to the comments.

Statement of Operations, page 31

Comment No. 39

The financial statements are now year-end (May 31) financial statements and have been clarified to address the issues raised in the comment.

Comment No. 40

The financial statements are now year-end (May 31) financial statements and have been clarified to address the issues raised in the comment.

Statements of Cash Flows, page 34

Comment No. 41

The financial statements are now year-end (May 31) financial statements and have been clarified to address the issues raised in the comment.

Signatures

Comment No. 42

The signatures of all the officers and directors and their capacities are a part of the Registration Statement.

We note that the Company has made some additional changes or revisions in the Registration Statement which have been made other than in response to the Staff's comments. All such additions or revisions have been clearly marked as have been corrections of typographical errors.

If you have any questions regarding and of the information set forth herein, please do not hesitate to contact the undersigned at 405-848-1944.

                                                                                                                      Very truly yours,

                                                                                                                      /s/ Mark A. Robertson

                                                                                                                     Mark A. Robertson

                                                                                                                          For the Firm

MAR:dl

cc:  Gordon McDougall

      Glen Wallace